      EVOLUTION RESOURCES, INC.
143 Yazoo Avenue
Clarksdale, Mississippi 38614

March 18, 2010

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549

Re:              Evolution Resources, Inc (the “Company”)
Form 10-K for the year ended October 31, 2009
File No. 333-140306

Dear Mr. Littlepage:

 On behalf of Evolution Resources, Inc. (“Evolution,” “our” or “we”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 10-K, as set forth in your letter dated March 4, 2010 (“Comment Letter”).  For convenience, the staff’s numbered comments are shown below, followed by Evolution’s responses in bold text.

Thank you, in advance, for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our corporate and securities counsel, Jeffrey M. Quick, at (720) 259-3393 or me at (214) 549-7215.

Very truly yours,

/s/ Christopher P. Chambers
Christopher P. Chambers
Executive Vice President and Chief Accounting Officer

Form 10-K for the year ended October 31, 2009

Financial Statements

1.
Before filing the amended Form 10-K for the year ended October 31, 2009, please provide us with a draft of your proposed restated financial statements and related footnote disclosures, including those required by ASC 250-10-50-7 through 10.  Furthermore, provide us with the explanatory disclosures for the restatement to be included in your MD&A.

Response:  We have provided a draft of the proposed amended 10-K and related footnote disclosures, including those required by ASC 250-10-50-7 through 10, including those to be included in the MD&A.

2.	As is appears you plan to file an amendment to your Form 10-K with restated financial statements, please file a Form 8-K Item 4.02 in accordance with the rule, which should include the following:
•	Disclose when you concluded your financial statements should no longer be relied on;
•	Disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;
•	Identify the financial statements that should no longer be relied upon, if any, and
•
State whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

Response:  We have filed a Form 8-K Item 4.02 in accordance with the rule.

3.
Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K.  If such officers have concluded that their previous conclusions regarding the effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination.  Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Response:  Our certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K, and concluded that the previous conclusions did not affect our initial conclusions surrounding the effectiveness of disclosure controls due to the following;

•
The recording of the $1,403,273 gain due to cancellation of the stock warrants, had been fully disclosed in the Company’s October 31, 2009 Annual Report.  We believe the misclassification of the cancellation of stock warrants to “gain” and not as an addition to APIC per EITF 06-07 did not affect the controls and procedures in place to ensure the necessary financial statement disclosures were made.

•
The remaining correction was to re-classify the non cash effects of the gain on acquisition of Liquafaction from cash used in investing activities to non cash items to reconcile cash used in operating activities, less any cash expended in the acquisition.  We also believe we had fully disclosed the amount of the gain in the October 31, 2009 Annual Report.

The procedures surrounding the disclosures of the remaining issues where additional disclosures were necessary within the Company’s October 31, 2009 Annual Report per the SEC staff comment letter were enhanced with additional information, we believe the overall substance of the disclosure was initially made in the filing.

4.	Please advise your auditors to revise their report to include reference to your restatement.

Response:   We have advised our auditors to revise their report to include reference to our proposed restated financial statements and will include that in our final amended financial statements.

5.	Please update, clarify and correct Dennis McLaughlin’s and Christopher P. Chambers’ biographies. For example:
•
According to EDGAR, Mr. McLaughlin was Chief Executive Officer and Chairman of the Board for Apollo Drilling, Inc. from October 2006 to May 2007, per Apollo Drilling’s Form 10-K filed July 11, 2007 and amended on December 19, 2007.  This information is not included in his biography.  In addition, Apollo Drilling was delinquent in filing its reports in 2007, as delinquent and stopped filing its required reports in 2008, and filed a Form 15, April 2009.

•
Mr. McLaughlin’s biography notes that Evolution Fuels, Inc. is a publicly traded company; however, Evolution Fuels, (formerly Earth Biofuels, Inc.) filed a Form 15 and stopped reporting in April 2009 and is quoted in the Pink Sheets.

•	Both biographies note that Big Star Informative Media is a publicly traded company; however, Big Star Informative Media is not a reporting company and its stock does not appear to be quoted or traded.

•
Mr. McLaughlin’s biography notes that Apollo Resources International, Inc. is a publicly traded company; however, Apollo Resources is delinquent in filing its reports, having not filed any reports since August 2006.  Furthermore, this company’s stock is quoted on the Pink Sheets.

•
Both biographies note that Blue Wireless & Data, Inc. is a publicly traded company; however, Blue Wireless & Data filed a Form 15 and stopped reporting in October 2007 and its stock does not appear to be quoted or traded.

•
Both biographies note that Ocean Resources, Inc. is a publicly traded company; however, the registration of its class of securities was revoked in October 2008 pursuant to Section 12(j) of the Securities Exchange Act of 1934 because of its failure to comply with federal securities laws, including filing periodic reports, having not filed any periodic reports since it filed a Form 10QSB for the period ended December 31, 2004.  In addition, its stock does not appear to be quoted or traded.

Revise both biographies so that investors can appropriately assess each officer’s and director’s business experience, including their experience as officers and directors of reporting companies.  Similarly update and clarify the biographies of Hank Cohn and Herbert E. Myer, as appropriate. Provide your proposed, revised disclosure in a response letter.

Response:  We have revised the biographies for the above mentioned officers and directors as appropriate and in accordance with the examples provided above and attached.

Dennis McLaughlin - Chief Executive Officer, President and Chairman of the Board

Dennis McLaughlin was appointed as the Chief Executive Officer, President and Director of the Company in connection with the Merger. He has served as Chairman of the Board of Directors for Evolution Fuels, Inc. (formerly Earth Biofuels, Inc.) since September 2005 and as CEO since February 2006.  Evolution Fuels filed a Form 15 and stopped reporting in April 2009, and is currently a Pink Sheets quoted company.   Mr. McLaughlin has served as Chairman of the Board of Directors for Big Star Media Group (a Pink Sheets quoted company) since October 2009.  He served as Chief Executive Office and Chairman of the Board of Apollo Drilling, Inc. from October 2006 to May 2007.  Apollo Drilling ceased filing its reports in 2007 and 2008 and filed a Form 15 in April 2009.  He has served as CEO and Chairman of Apollo Resources International, Inc. (formerly a publicly traded company) since October of 2004.  Apollo Resources has been delinquent in filing its reports, and last filed a report in 2006.  He was CEO of Blue Wireless & Data, Inc. (formerly a publicly traded company) from June 2004 through April 2005, and served as Chairman from June 2004 to 2007.  Blue Wireless filed a Form 15 and stopped reporting in October 2007.  He was CEO and Co-Chairman of Ocean Resources, Inc. (formerly a publicly traded company) from September 2003 to January 2005.  Ocean Resources last filed a Form 10-QSB for the period ended December 31, 2004.  The stock is no longer quoted or traded.   Prior to that he founded Aurion Technologies, LLC in 1998 and served as CEO and was a Director through 2001. He founded Aurora Natural Gas, LLC in 1993 and served as CEO through 2001. Prior to starting his own companies, he worked as a Manager of Marketing & Transportation for Highland Energy from 1991 to 1993, and before this worked as a gas marketing representative for Clinton Natural Gas from 1990 to 1991. Mr. McLaughlin received a Bachelor of Economics degree from the University of Oklahoma in 1992.

Christopher P. Chambers - Executive Vice President, Chief Accounting Officer

Christopher “Kit” Chambers was appointed as the Chief Accounting Officer and Director of the Company in connection with the Merger. He has been Secretary and Executive Vice President of Evolution Fuels Inc. (formerly Earth Biofuels, Inc.) since November 8, 2005.  Evolution Fuels filed a Form 15 and stopped reporting in April 2009, and is currently a Pink Sheets quoted company.  He has served on the Board of Directors for Big Star Media Group (a Pink Sheets quoted company) since October 2009.  Mr. Chambers has been Vice President, Secretary and a director of Apollo Resources International Inc. (formerly a publicly traded company) since October of 2004.  Apollo Resources has been delinquent in filing its reports, and last filed a report in 2006. Mr. Chambers was a director and served as the President of Blue Wireless & Data Inc. (formerly a publicly traded company) from September 27, 2005 to September 13, 2006 and served as its Corporate Secretary from July 2004 to September 13, 2006.  He served as the Chief Executive Officer of Blue Wireless & Data Inc., from May 3, 2005 to September 27, 2005.  Blue Wireless filed a Form 15 and stopped reporting in October 2007. He served as Chief Operating Officer and Secretary of Ocean Resources Inc., (formerly a publicly traded company) from October 2003 to January 2005.  Ocean Resources last filed a Form 10-QSB for the period ended December 31, 2004.  The stock is no longer quoted or traded.   From January 1999 to December 2001, he was employed by Aurion Technologies LLC, as Vice President of Operations, then as Vice President of Sales Engineering. From March 1994 to December 1998, he served as Vice President, Software Development of Aurora Natural Gas LP. From January 1998 to February 2004, he served as an independent consultant in the film and video industry in Dallas, Texas. Mr. Chambers received a Bachelor of Science degree from the University of Oklahoma in 1989.

Hank Cohn - Director

Hank Cohn is currently serving as President and Chief Executive Officer of PracticeOne, Inc., an integrated software and services company for physicians. He is also executive Vice President at Galaxy Ventures, LLC, a closely-held investment fund with a multi-pronged investment strategy concentrating in the areas of bond trading and early stage technology investments. Mr. Cohn acts as Portfolio Manager for investments. Mr. Cohn is also a member of the Board of Directors of Crystal International Travel Group, Inc. (CINT.OB) and Analytical Surveys, Inc. (ANLT). From March 2007 to August 2007, Hank Cohn was the sole officer and director of International Food and Wine Consultants, Inc. a company trading on the OTCBB. Mr. Cohn holds an MBA in finance and investments from Baruch College.

Herbert E. Myer - Director

Mr. Meyer is founder of Real-World Intelligence Inc., a company that designed intelligence systems for corporations throughout the world. He is also President of Storm King Press, a publishing company whose books and DVDs are sold worldwide. In addition, Mr. Meyer is host and producer of The Siege of Western Civilization, a DVD outlining the threats to our security, our economy, and our culture that has become an international best-seller. Mr. Meyer also serves as a member of the Board of Directors for Evolution Fuels, Inc. (formerly Earth Biofuels, Inc.)  Evolution Fuels filed a Form 15 and stopped reporting in April 2009, and is currently a Pink Sheets quoted company.  During the Reagan Administration, Mr. Meyer served as Special Assistant to the Director of Central Intelligence and Vice Chairman of the CIA’s National Intelligence Council. In these positions, he managed production of the U.S. National Intelligence Estimates and other top-secret projections for the President and his national security advisers. Mr. Meyers is widely credited with being the first senior US Government official to forecast the collapse of the Soviet Union—a forecast for which he later was awarded the U.S. National Intelligence Distinguished Service Medal, the Intelligence Community’s highest honor. Formerly an associate editor of Fortune, he has authored several books including The War Against Progress, Real-World Intelligence, and Hard Thinking. Mr. Meyer and his wife, Jill, are co-authors of How to Write, which is among the world’s most widely used writing handbooks. Mr. Meyer’s essays on intelligence and politics have been published in The Wall Street Journal, National Review Online, Policy Review, and The American Thinker. He is a frequent guest on leading television and radio talk shows.

In connection with our response to your comments on our filings, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter.  The Company is prepared to provide the staff any additional information required by the staff in connection with its review.  We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

/s/ Christopher P. Chambers
Christopher P. Chambers
Executive Vice President and Chief Accounting Officer

Attachments

EVOLUTION RESOURCES, INC.
(A Development Stage Company)
Consolidated Balance Sheet

October 31, 2009 (Restated)

ASSETS
Current assets:
Cash and cash equivalents	$2,221
Prepaid expenses	56,781
Total current assets	59,002

Property and equipment, net of accumulated depreciation of $93,000	10,538,970
Equipment, net held for sale	5,150,000
Exclusivity agreement	1,500,000
Capitalized issuance expense	57,667
Total assets	$17,305,639

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,079,152
Accrued interest payable	282,502
Current portion of deferred liability	60,000
Total current liabilities	1,421,654

Deferred liability, net of current portion	1,440,000
Notes payable, net of discount of $53,750	1,320,250
Derivative liability	4,392,823
Deferred income tax liability	1,792,934
Total liabilities	10,367,661

Stockholders’ equity:
Convertible preferred stock, Series A, at $0.001 par value; 1,000,000 authorized, liquidation preference of $100 per share; 22,500 shares authorized; 22,500 shares issued and outstanding	53,973
Common stock, $0.001 par value, 74,000,000 shares authorized, 17,581,077 shares issued and outstanding	17,581
Additional paid-in capital	3,386,023
Income accumulated during the development stage	3,480,401
Total stockholders’ equity	6,937,978
Total liabilities and stockholders’ equity	$17,305,639

See accompanying notes to the consolidated financial statements.

EVOLUTION RESOURCES, INC.
(A Development Stage Company)
Consolidated Statement of Operations

For the Period from April 9, 2009 (Inception) through October 31, 2009 (Restated)

Revenue:	$-

Operating expenses:
Professional fees	337,754
Management services	90,987
Depreciation and amortization	254,250
General and administrative	210,628
Total operating expenses	893,619
Loss from operations	(893,619)
Other expense (income):
Interest expense	45,022
Loss on derivative liability	4,151,660
Other income	(16,779)
Total other expense (income), net before taxes	(4,179,903)
Loss from continuing operations	(5,073,522)
Income tax provision	(1,792,934)
Net loss from continuing operations	(6,866,456)
Extraordinary gain on acquisition	10,346,857
Net income	$3,480,401

Loss per common share from continuing operations - basic and diluted	$(0.29)
Net income per common share from extraordinary gain on acquisition - basic and diluted	$0.59
Net income per common share	$0.20
Weighted average number of common shares outstanding - basic and diluted	17,581,077

See accompanying notes to the consolidated financial statements.

EVOLUTION RESOURCES, INC.
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity
For the Period from April 9, 2009 (Inception) through October 31, 2009

	Preferred Stock (Shares) (Restated)	Preferred Stock ($) (Restated)	Discount on Preferred Stock ($) (Restated)	Common Stock (Shares) (Restated)	Common Stock ($) (Restated)	Additional Paid-in Capital ($) (Restated)	Income Accumulated During the Development Stage ($) (Restated)	Total Stockholders’ Equity ($) (Restated)
Balance at April 9, 2009 (Inception)	—	—		9,760,000	9,760	49,995	(83,218)	(23,463)
Reverse acquisition	—	—		7,321,077	7,321	(66,745)	83,218	23,794
May 28, 2009 - sale of 12,000 shares of Series A Convertible Preferred Stock for $120,000 with discount of $120,000	12,000	120,000	(120,000)	—	—	—	—	—
June 16, 2009 - sale of 5,000 shares of Series A Convertible Preferred Stock for $50,000 with discount of $50,000	5,000	50,000	(50,000)	—		—	—	—
June 26, 2009 - sale of 5,500 Shares of Series A Convertible Preferred Stock for $55,000 with discount of $55,000	5,500	55,000	(55,000)	—	—	—	—	—
Issuance of shares for cacancellation of acquisition warrants	—	—		500,000	500	3,402,773	—	3,403,273
Amortization of discount on preferred shares	—	—	53,973	—	—	—	—	53,973
Net income	—	—	—	—	—	—	3,480,401	3,480,401
Balance at October 31, 2009	22,500	$225,000	$(171,027)	17,581,077	$17,581	$3,386,023	$3,480,401	$6,937,978

See accompanying notes to the consolidated financial statements.

EVOLUTION RESOURCES, INC.
(A Development Stage Company)
Consolidated Statement of Cash Flows

.
For the Period from April 9, 2009 (Inception) through October 31, 2009 (Restated)

Cash flows from operating activities:
Net income	$3,480,401
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Gain on acquisition	(10,284,842)
Derivative liability	4,229,732
Discount on note payable	(215,000)
Discount on preferred stock	(171,027)
Depreciation and amortization	254,250
Capitalized issuance costs	(57,667)
Other	23,794
Changes in operating assets and liabilities:
Prepaid expenses	(56,781)
Licensing agreement	(1,500,000)
Accounts payable and accrued liabilities	627,561
Deferred liability	1,500,000
Income taxes payable	1,792,934
Net cash provided by operating activities	(376,645)

Cash flows from investing activities:
Cash paid for acquisition of Liquafaction	(62,015)
Net cash used in investing activities	(62,015)

Cash flows from financing activities:
Sale of Series A convertible preferred stock	225,000
Cash from note payable	215,000
Net cash provided by financing activities	440,000

Net decrease in cash and cash equivalents	1,340
Cash and cash equivalents, beginning of year	881
Cash and cash equivalents, end of year	$2,221

Supplemental disclosures:
Cash paid during the period for interest, net of interest capitalized	$-
Cash paid during the period for income taxes	$-

See accompanying notes to the consolidated financial statements.

EVOLUTION RESOURCES, INC.
(A Development Stage Company)

Notes to the Consolidated Financial Statements

NOTE 1 – ORGANIZATION

Evolution Resources, Inc. (“Evolution” or the “Company”), formerly BBN Global Consulting, Inc. (“BBN”). BBN was incorporated on March 15, 2005 under the laws of the State of Nevada. It was formed to be a consulting firm with a mission of providing strategic business planning and management consulting to small domestic companies and to assist medium sized companies in China and Brazil to establish a business presence in the United States. Since November 1, 2007 the Company has ceased operations, and all previous business activities have been discontinued. After the closing of the merger on May 27, 2009, as described below, BBN changed its name from BBN Global Consulting, Inc. to Evolution Resources, Inc. to reflect the activities or our principal business. Because of the merger, BBN ceased to be a “shell company” as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

On May 27, 2009 (the “Merger Date”), BBN, Evolution and Evolution Resources Acquisition Corporation (“ERAC”), a wholly-owned subsidiary of Evolution entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on May 27, 2009 ERAC merged with and into Evolution, with Evolution remaining as the surviving corporation (the “Merger”).

As a result of the ownership interests of the former shareholders of Evolution, for financial statement reporting purposes, the merger between BBN and Evolution has been treated as a reverse acquisition with Evolution deemed the accounting acquirer and BBN deemed the accounting acquiree under the purchase method of accounting in accordance with ASC 805-10-40, “Business Combinations – Reverse Acquisitions”.  The reverse merger is deemed a capital transaction and the net assets of Evolution (the accounting acquirer) are carried forward to BBN (the legal acquirer and the reporting entity) at their carrying value before the combination. The acquisition process utilizes the capital structure of BBN and the assets and liabilities of Evolution which are recorded at historical cost. The equity of BBN is the historical equity of Evolution retroactively restated to reflect the number of shares issued by BBN in the transaction.

On May 27, 2009, in connection with the Merger, the Company amended its articles of incorporation to change its name from BBN Global Consulting, Inc. to Evolution Resources, Inc.

As of the closing of the Merger, each issued and outstanding share of common stock of Evolution was converted into the right to receive 15,296,077 shares of the common stock of BBN. Following (i) the closing of the Merger and (ii) the cancellation of 7,975,000 shares of BBN’s common stock in connection with the Merger, the former shareholders of Evolution hold approximately 89.55% of the common stock of BBN.

Evolution is a development stage company focused on the advancement of the production of cellulosic ethanol and biodiesel. Evolution’s business plan contains certain proposed projects that if successfully implemented and completed, will leverage existing assets and infrastructure to (a) significantly shorten the time frame required to establish commercial scale cellulosic ethanol production facilities and (b) “repurpose” certain industrial facilities to provide key biofuels production components.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restatement

On [OPEN] we amended Evolution Resources, Inc’s Annual Report on Form 10-K for the period ended October 31, 2009 to amend and restate financial statements and other financial information for the period with respect to the accounting for certain derivative transactions and related income tax changes.  These derivative transactions relate to the acquisition of Liquafaction Corporation, Inc on July 14, 2009 and the subsequent cancellation of stock warrants issued to the acquiree in exchange for common stock.

•
The first error was in accounting for derivative transactions where stock warrants were canceled in exchange for issuance of common stock.  Initially we recorded the cancellation of warrants and issuance of stock as a “gain on cancellation of stock warrants”, however after receipt of a SEC staff comment letter and our own review of the accounting treatment surrounding this cancellation, we concluded that our initial accounting treatment was incorrect.  We have subsequently modified the accounting treatment surrounding the cancellation of stock warrants as an addition to APIC for the period ending October 31, 2009 in the amount of $1,403,273 in accordance with EITF 06-07 which outlines the treatment of a previously bifurcated conversion option when the conversion option no longer meets the bifurcation criteria.

•
The second error resulted from an incorrect income tax provision calculation coupled with the change in accounting treatment for the cancellation of stock warrants in connection with the Liquafaction acquisition.  The income tax provision was originally calculated at $1,335,322, but in accordance with ASC 740-10, we re-calculated an income tax provision of $1,792,934, this amount is reflected in the Company’s Consolidated Balance Sheets and Statement of Operations for the period ended October 31, 2009.

The following outlines the effects of the restatement on the Consolidated Statement of Operations, Consolidated Balance Sheet and Consolidated Statement of Cash Flows.  Any restatement effects on account balances in the Consolidated Statement of Stockholders’ Equity have already been shown in the respective accounts on the Consolidated Balance Sheet and therefore will not be reproduced again below.

Consolidated Statement of Operations	For the period ended October 31, 2009 (as restated)	For the period ended October 31, 2009 (as reported)
Total expenses	$4,179,903	$2,776,630
Loss from continuing operations	5,073,522	3,670,249
Income tax provision	1,792,934	1,335,322
Net loss from continuing operations	6,866,456	5,005,571
Net income	3,480,401	5,341,286
Net income per common share	$.20	$.30

Consolidated Balance Sheet	October 31, 2009 (as restated)	October 31, 2009 (as reported)
Deferred income tax liability	$1,792,934	$1,335,322
Total liabilities	10,367,661	9,910,049
Additional Paid in Capital	3,386,023	1,982,750
Income accumulated during the development stage	3,480,401	5,341,286
Total shareholders equity	$6,937,978	$7,395,590

Consolidated Statement of Cash Flows	For the period ended October 31, 2009 (as restated)	For the period ended October 31, 2009 (as reported)
Net income	$3,480,401	$5,341,286
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Gain on acquisition of Liquafaction	(10,482,842)
Deferred income tax payable	1,792,934	1,335,322
Net cash used in operating activities	376,645	11,311,470
Net cash flows from investing activities
Gain on cancellation of stock warrants		(1,403,273)
Cash paid for acquisition of Liquafaction	(62,015)	-
Net cash used in investing activities	$(62,015)	$(11,750,130)

Basis of presentation

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial information, and with the rules and regulations of the United States Securities and Exchange Commission (“SEC”) to Form 10-K and Article 8 of Regulation S-X.

The consolidated financial statements include the accounts of the Company at October 31, 2009 and for the period from April 9, 2009 (“Inception”) through October 31, 2009. All inter-company balances and transactions have been eliminated.

Development Stage Company

The Company is a development stage company as defined by ASC 915-10 “Development Stage Entities”.  The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception has been considered as part of the Company's development stage activities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal year end

The Company elected October 31, as its fiscal year ending date.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of property, plant and equipment is provided using the straight line method at rates based on the estimated useful lives. The cost of asset additions and improvements that extend the useful lives of property and equipment are capitalized. Routine maintenance and repairs items are charged to current operations. The original cost and accumulated depreciation of asset dispositions are removed from the accounts and any gain or loss is reflected in the statement of operations in the period of disposition.

Licenses

The Company has adopted the guidelines as set out in ASC 350-10 “Intangibles, Goodwill and Other” for licenses. Under the requirements as set out in ASC 350-10, licenses are stated at cost and amortized over their remaining legal lives, estimated useful lives or the term of the contracts, whichever is shorter. Upon becoming fully amortized, the related cost and accumulated amortization are removed from the accounts.

Impairment of Long-Lived Assets

In accordance with Statement of ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement”, the Company reviews the carrying value of its long-lived assets , which includes property, plant and equipment and licenses annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. The Company determined that there were no impairments of long-lived assets as of October 31, 2009.

Discount on Series A convertible preferred stock

The Company has allocated the proceeds received from Series A convertible preferred stock between the underlying instruments and has recorded the conversion feature as a liability in accordance with ASC 815-10, “Derivative and Hedging – and Related Disclosures”,  and related interpretations. The conversion feature and certain other features that are considered embedded derivative instruments, such as a conversion reset provision, a penalty provision and redemption option, have been recorded at their fair value within the terms of ASC 815-10 as its fair value can be separated from the convertible note and its conversion is independent of the underlying note value. The conversion liability is marked to market each reporting period with the resulting gains or losses shown on the Statement of Operations.

Derivatives

The Company accounts for derivatives in accordance with ASC 815-10, “Derivative and Hedging – and Related Disclosures”, ASC 815-10 as amended, requires companies to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on: (i) whether the derivative has been designated and qualifies as part of a hedging relationship, and (ii) the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument based upon the exposure being hedged as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. At October 31, 2009, the Company had not entered into any transactions which were considered hedges under ASC 815-10.  In conjunction with the issuance of Series A convertible preferred stock, the Company has accounted for the embedded derivative liability in accordance with ASC 815-15, “Derivatives & Hedging – Embedded Derivatives” and performs a mark to market analysis at the end of each reporting period.

Financial instruments

The Company evaluates its Series A convertible preferred stock to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under ASC 815-15, “Derivatives and Hedging – Embedded Derivatives”, and related interpretations including ASC 815-40, “Derivatives and Hedging – Contracts in Entities Own Equity”.  The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the Statement of Operations as other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification under ASC 815-10, “Derivative and Hedging – and Related Disclosures”, are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within 12 months of the balance sheet date.

The fair value model utilized to value the various compound embedded derivatives in the secured convertible notes comprises multiple probability-weighted scenarios under various assumptions reflecting the economics of the secured convertible notes, such as the risk-free interest rate, expected Company stock price and volatility, likelihood of conversion and or redemption, and likelihood of default status and timely registration. At inception, the fair value of the single compound embedded derivative was bifurcated from the host debt contract and recorded as a derivative liability which resulted in a reduction of the initial notional carrying amount of the secured convertible notes (as unamortized discount which will be amortized over the term of the notes under the effective interest method).

Fair value of financial instruments

The Company has adopted and follows ASC 820-10, “Fair Value Measurements and Disclosures” for measurement and disclosures about fair value of its financial instruments.  ASC 820-10 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820-10 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three (3) levels of fair value hierarchy defined by ASC 820-10 described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

As defined by ASC 820-10, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.  The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivilants equivalents, prepayments and other current assets, accounts payable and accrued expenses, accrued interest taxes payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments.  The Company’s note payable approximates the fair value of such instrument based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangement at October 31, 2009.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at October 31, 2009, nor gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the interim period then ended.

Revenue recognition

The Company follows the guidance of ASC 605-10, “Revenue Recognition” to recognize revenue related to its operations. The Company recognizes revenue when it is realized or realizable and earned less estimated future returns. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured and inventory held for sale is sold.

Income taxes

The Company accounts for income taxes under ASC 740-10, “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

ASC 740-10-25, “Income Taxes – Recognition” addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  ASC 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement.  ASC 740-10-40, “Income Taxes – De-recognition”, provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of ASC 740-10-25.

Net income (loss) per common share

Net income (loss) per common share is computed pursuant to ASC 260-10, “Earnings per Share”, Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period to reflect the potential dilution that could occur from common shares issuable through Series A convertible preferred stock, which excludes 2,857,143 shares of common stock issuable under the conversion feature of the Series A convertible preferred stock for the period from April 9, 2009 (Inception) through October 31, 2009.

Recently Issued Accounting Pronouncements

On June 5, 2003, the United States Securities and Exchange Commission (“SEC”) adopted final rules under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), as amended by SEC Release No. 33-9072 on October 13, 2009.  Under the provisions of Section 404 of the Sarbanes-Oxley Act, public companies and their independent auditors are each required to report to the public on the effectiveness of a company’s internal controls.  The smallest public companies with a public float below $75 million have been given extra time to design, implement and document these internal controls before their auditors are required to attest to the effectiveness of these controls.  This extension of time will expire beginning with the annual reports of companies with fiscal years ending on or after June 15, 2010.  Commencing with its annual report for the year ending December 31, 2010, the Company will be required to include a report of management on its internal control over financial reporting. The internal control report must include a statement

•	Of management’s responsibility for establishing and maintaining adequate internal control over its financial reporting;

•	Of management’s assessment of the effectiveness of its internal control over financial reporting as of year end; and

•	Of the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting.

Furthermore, it is required to file the auditor’s attestation report separately on the Company’s internal control over financial reporting on whether it believes that the Company has maintained, in all material respects, effective internal control over financial reporting.

In June 2009, the FASB approved the “FASB Accounting Standards Codification” (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009.  The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place.  All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-04 “Accounting for Redeemable Equity Instruments - Amendment to Section 480-10-S99” which represents an update to section 480-10-S99, distinguishing liabilities from equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 – Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of topic 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-08 “Earnings Per Share – Amendments to Section 260-10-S99”,which represents technical corrections to topic 260-10-S99, Earnings per share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-12 “Fair Value Measurements and Disclosures Topic 820 – Investment in Certain Entities That Calculate Net Assets Value Per Share (or Its Equivalent)”, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments in this update permit, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 as of the reporting entity’s measurement date, including measurement of all or substantially all of the underlying investments of the investee in accordance with Topic 820. The amendments in this update also require disclosures by major category of investment about the attributes of investments within the scope of the amendments in this update, such as the nature of any restrictions on the investor’s ability to redeem its investments a the measurement date, any unfunded commitments (for example, a contractual commitment by the investor to invest a specified amount of additional capital at a future date to fund investments that will be make by the investee), and the investment strategies of the investees. The major category of investment is required to be determined on the basis of the nature and risks of the investment in a manner consistent with the guidance for major security types in U.S. GAAP on investments in debt and equity securities in paragraph 320-10-50-1B. The disclosures are required for all investments within the scope of the amendments in this update regardless of whether the fair value of the investment is measured using the practical expedient. The Company does not expect the adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – GOING CONCERN

As reflected in the accompanying consolidated financial statements, the Company had an operating loss net of tax of $6,866,456 at October 31, 2009, with no revenues since inception.  Net income for the period was $3,480,401 which was the result of an extraordinary gain of $10,346,857 in conjunction with the acquisition of Liquafaction on July 14, 2009.

While the Company is attempting to commence operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations. Management intends to raise additional funds by way of a public or private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern. While the Company believes in the viability of its strategy to increase revenues and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 – ACQUISITIONS

On July 14, 2009, Evolution entered into a Stock Purchase Agreement (the “Agreement”) whereby the Company acquired all of the issued and outstanding common stock of Liquafaction Corporation (“Liquafaction”) and fifty-three percent of the membership interests of Liqua Ethanol, LLC (“Liqua LLC”) (the shares of Liquafaction and Liqua LLC are referred to collectively as the “Equity”). The purchase price of the Equity is as follows: (i) $35,000 upon the execution of this Agreement, to be paid from a prior deposit, (ii) a total of $30,000 due in equal weekly payments for eight weeks from the date hereof and (iii) $150,000 upon the earlier of the completion of the Moses Lakes project funding or 120 days from the date of the Agreement. Additionally, the Shareholder received a (i) warrant to purchase 1,150,000 shares of Buyer’s common stock at an exercise price of $7.00 per share and (ii) the right to receive additional warrants to purchase up to an additional 400,000 shares at an exercise price of $7.00 per share based on various performance objectives contained in the Agreement (collectively, the “Warrants”). The fair value of the warrants was $3,258,409 at acquisition, and $3,403,273 as of October 30, 2009. The changes in fair market value are included in the Consolidated Statement of Operations loss on derivatives totaling $4,151,660 as of October 31, 2009.

Liqua LLC is a subsidiary of Liquafaction, however it has no operations, no assets or liabilities, and therefore the Company has not shown any related minority interest on the balance sheet or income statement. Any future operations will be reported accordingly.

In July, 2009, in conjunction with the acquisition of Liquafaction, the Company formed Moses Lake Biorefinery, LLC, in the state of Washington. At October 31, 2009, Moses Lake Biorefinery had no operations, no assets or liabilities. It was formed for future operations related to the liquafaction acquisition.

On August 17, 2009, in conjunction with the acquisition of Liquafaction, Evolution applied for a grant/loan provided by the Washington State Department of Commerce. The Company applied for the grant in order to assist funding efforts toward its planned cellulosic ethanol project located in Moses Lake, Washington.

On October 30, 2009, the company entered into an agreement with the seller of Liquafaction to cancel the initial consideration of 1,150,000 warrants to purchase the Buyer’s shares of common stock at $7.00 per share in exchange for the issuance of 500,000 shares of the Buyer’s common stock.  The Seller’s basis in the Company’s stock was determined to be market of $4.00 per share value as of October 30, 2009. The 1,150,000 warrants have a derivative liability of $3,403,273 as of October 30, 2009.  Therefore the Company recorded an accounting entry to increase to APIC by $1,403,273 in conjunction with the cancellation of the stock warrants and the issuance of 500,000 common shares at market value.

The objective of this project is to convert a former idled corn ethanol facility into a pilot-scale biorefinery that produces ethanol and associated co-products from wheat straw in order to test biomass pretreatment and enzymatic hydrolysis technology on a relatively small scale prior to final engineering and construction of a larger 3 million gallon/year cellulosic production facility at the same location. The planned facility will utilize the area’s abundant wheat straw for conversion into high value co-products: ethanol, single cell protein, lignin, and syrup. The larger facility is designed to profitably produce approximately 3 million gallons of ethanol per year from 54,000 tons of wheat straw through the implementation of a number of highly effective and efficient process technologies.

The Washington state loan/grant application follows an application made by the Company in June of this year for a grant provided by the U.S. Department of Energy (“DOE”) entitled “Demonstration of Integrated Biorefinery Operations” for the same cellulosic ethanol project in Moses Lake, Washington.

Although there is no guarantee that the Company will be awarded the grant funds that it has requested, the Company will utilize the work it has completed in preparing for these grants as a basis for additional federal funding applications.

The primary reason for this acquisition was to obtain an immediate distribution vehicle for Evolution’s cellulosic ethanol.

The following table summarizes the fair values assigned of the assets acquired and the liabilities assumed on the date of acquisition, July 14, 2009.  The initial valuation of was based on preliminary fair values assigned to the assets prior to the third party evaluation.

July 14, 2009
Property & equipment	$10,631,970
Inventory available for sale	5,150,000
Total assets	15,781,970
Liabilities	1,868,749
Total acquisition price	$3,473,364

Evolution Resources purchase price totaled $3,473,363 for the Liquafaction acquisition.  The excess of the fair value of the assets acquired and liabilities assumed over the purchase price was allocated to negative goodwill. In accordance with In accordance with ASC 805-30-50-1 f.2 and ASC 805-30-25-4,, “Intangibles, Goodwill and Other”, the negative goodwill was recorded as an extraordinary gain on acquisition, resulting from the bargain purchase of the Liquafaction net assets
The Company engaged a third party appraisal firm, The Mentor Group, (“Mentor”) to perform a valuation of the assets of Liquafaction..  The new third party appraisal was then used to determine the current fair market value of the assets of $15,781,970 which included the discounted value on the plant equipment and the fair market value of the inventory available for sale at October 31, 2009.  See Note 8 – Property, Plant & Equipment for additional valuation information.

NOTE 5 – PREPAID EXPENSES

Prepaid expenses at October 31, 2009 consisted of the following:

October 31, 2009
Wood to Ethanol Research Council (WERC)	$39,584
Gordon, Arata, McCollam, Duplantis & Eagan, LLP	11,197
Richard Phillips	6,000
$56,781

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT

The Company had no property, plant and equipment as of April 9, 2009.  As of October 31, 2009, property, plant and equipment consisted principally of the assets related to the Liquafaction business acquired on July 14, 2009 as follows:

Description
Production Facilities	10,631,970
Fixtures and equipment	-
Total cost	10,631,970
Accumulated Depreciation	(93,000)
Net property, plant and equipment	$10,538,970

In conjunction with the Liquafaction purchase on July 14, 2009, the Company engaged the appraisal firm The Mentor Group, (“Mentor”) to perform a third party market value appraisal of the assets acquired in the transaction (Ethanol Plant and Elevator).  Mentor inspected the facilities on April 13, 2007 and conducted its initial appraisal and evaluation based upon an orderly liquidation on an “as is” basis based on the leasehold improvements and integrated fixed equipment systems with a premised 12-18 month exposure and marketing period.   Mentor updated their initial analysis and valuation performed on April 13, 2007 and at October 13, 2009 valued the facilities at $13,720,000 as of October 5, 2010.

For the purposes of determining the appropriate depreciation for the facilities, Mentor used the depreciation table provided by Marshall and Swift.  As of July 14, 2009 (the acquisition date), Mentor determined the facilities had a 30 year useful life and an effective age of 10 years.  This resulted in a 21% depreciation percentage was used.  The company intends to continue using the Marshall and Swift tables depreciating the plant and elevator site by the percentage change in the table each year.  Annual depreciation will be 3% of the asset value, with year 1 depreciation being $318,960 or $26,580 per month.   Depreciation expense for the period ended October 31, 2009 was $93,000.

Evolution’s accounting policy is to record depreciation on a straight-line basis over the estimated useful lives of the various assets as follows:

Furniture and fixtures	5-7 Years
Machinery and equipment	5-10 Years
Production Facilities	20 Years

The Company entered into an agreement to join the “North Carolina State University Wood to Ethanol Research Consortium” (“WERC”) in order to have access to WERC’s body of research surrounding new developments in ethanol production.  The Company paid $50,000 for membership in the WERC beginning June 1, 2009 through June 1, 2011.  The prepaid balance of this membership was $39,584 at October 31, 2009.

The Company retained the service of Gordon, Arata, McCollam, Duplantis & Eagan, LLP to provide outside legal services.  The Company paid a $20,000 retainer in advance and has been charged $8,803 through October 31, 2009, leaving a prepaid balance of $11,197.

The Company has entered into a consulting agreement on March 11, 2009 with Richard Phillips to provide technical expertise, guidance and business development assistance with regard to cellulosic ethanol production.  The Company paid Mr. Phillips a retainer of $10,000 and he had charged a total of $4,000 against the retainer, leaving a prepaid balance of $6,000 at October 31, 2009.

NOTE 7 – EXCESS EQUIPMENT HELD FOR SALE

At October 31, 2009, the Company has $5,150,000 of excess equipment held for sale. This excess equipment originated from the Liquafaction acquisition and was included in the $13,720,000 orderly liquidation value of the facilities on an “as is” basis.  This excess equipment is not needed for the completion of the cellulosic ethanol facility and the Company has determined it will be classified as excess equipment held for sale and sold to third parties.  The excess equipment was valued at $3,090,000 which was a 40% discount from the full market value if sold in an orderly liquation sale. The excess equipment will be carried at $5,150,000 (market value) on the Company’s books as determined by The Mentor Group which is included in their full market value of the facility as it does not need to be sold immediately. The following are the higher dollar value items included in the excess equipment; condensers and condenser systems, boilers, electronic control systems, pressure vessels, clean rooms, ventilators, humidifiers, heat exchange systems, compressors and compressor systems, purification systems, cooling towers, centrifuges, communication equipment and systems, forklifts, tractor trailers, stainless steel tubing, air controllers, printing machines and various sized tanks and pumps. As required, the Company will perform an annual valuation of the excess equipment held for sale, and mark the equipment to market as applicable.

NOTE 8 – LICENSING AGREEMENT

Licensing Agreement

On April 27, 2009, the Company entered into a licensing agreement with Bio-Process Innovation, Inc. (“BPI”) to license its patented and proprietary processes and associated yeast(s). The Company then amended this agreement on November 18, 2009, effective October 31, 2009.  The Company will have to pay a one time design/usage fee of $0.05 per gallon ethanol design capacity per year in two installments; 50% upon Project Commencement, as defined, and 50% upon the plant meeting production nameplate capacity over a period of two weeks operation. In addition BPI will charge a monthly Royalty fee equal to 4% of the Net Pre-Tax Revenues, as defined, from the sale of all products and co-products produced in each of the Company’s refineries.

The Company will be granted the exclusive and non-transferable rights to the use of BPI technologies associated with the production of ethanol and co-products from cellulosic biomass materials within the United States for an exclusivity fee of $1,500,000 paid in installments of no less than $5,000 per month, with the total amount being paid in full in no more than 36 months from the date of the agreement.  Exclusive rights to BPI technologies may be maintained by the Company for an annual maintenance fee of $150,000 paid to BPI beginning 36 months from the date of the agreement.

The Company recorded the licensing agreement as a $1,500,000 asset with an offsetting short term deferred liability of $60,000 and long term deferred liability of $1,440,000 to amortize the exclusivity agreement over the life of the ten year agreement.

In conjunction with the amended agreement dated November 18, 2009, the Company and BPI entered into a convertible note as of the date of the agreement for the total amount of $1,500,000 bearing interest of 8% per annum.  As the monthly payments or other payments are made, the note amount shall be reduced dollar for dollar.  The note shall be convertible into common shares of Evolution common stock at the election of the licensee such that any remaining balance owed as of month 30 may be converted into the shares at the market price that may be liquidated over the succeeding 6 months in equal proportional amounts each month.

NOTE 9 – NOTES PAYABLE

In connection with the acquisition of Liquafaction on July 14, 2009, the Company assumed certain secured notes payable held by Liquafaction related to the financing of the facilities.  The following table outlines the notes payable at October 31, 2009.

Note Holder	Date of Issuance	Maturity Date	Interest Rate	Issue Amount
NWNRG/ADAB (1)	4/27/2007	1/31/2010	9.25%	$360,000
Shawn Bunce (2)	5/29/2007	1/31/2010	12.00	358,000
Bruce Blackwell (3)	8/1/2008	1/31/2010	12.00	220,000
Harborview Master Fund LP	7/31/2009	11/30/2009	18.00	215,000
Discount of Harborview note	-	-	-	(53,750)
Bruce Blackwell (4)	5/1/2007	1/31/2010	12.00	200,000
Marguerite Heiser (5)	11/26/2007	7/26/2007	9.25	11,000
Pat Brannen (6)	2/15/2008	8/9/2008	9.50	10,000
				$1,320,250
Accrued Interest				$282,502

Note (1):	Secured by boiler and 2 centrifuges

Note (2):	Secured by elevator property

Note (3):	Secured by main ethanol plant equipment

Note (4):	Secured by evaporator

Note (5):
Marguerite Heiser entered into 3 separate promissory notes with Liquafaction; $39,600, $30,000 and $4,650.  The note for $39,600 was secured by equipment and was due on August 9, 2008.  When the principal balance and interest due was not paid as per the initial agreement, Marguerite Heiser enforced the security agreement and the equipment was sold to reduce her total notes payable balance.  A verbal agreement with Marguerite Heiser was entered into for $11,000 and is included in the notes payable balance at October, 31, 2009.

Note (6):	Secured by Freightliner trailer

The total accrued interest related to the notes payable was $282,502 at October 31, 2009.

On July 31, 2009, we entered into a Securities Purchase Agreement with certain accredited investors pursuant to which we sold  $215,000 aggregate principal amount of senior secured notes bearing 18% interest per annum, due November 30, 2009, and five-year warrants to purchase 1,000,000 shares of common stock at an exercise price of $5.00 per share (the “Warrant”). The Notes are secured by (i) substantially all of the assets of Evolution and its subsidiaries and (ii) the pledge of Evolution of its entire equity interest in each of its subsidiaries. The Notes are guaranteed by each of Evolution’s subsidiaries. Evolution and each of its subsidiaries also entered into an account control agreement to secure the Notes. With appropriate notice, Evolution has the option to repay the Notes prior to the due date. At the date of original issuance, the Company recognized a discount on the note of $215,000 representing the fair value of the warrants at issuance. Amortization on the debt discount totaled $161,250 for the period ended October 31, 2009.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a consulting agreement on February 28, 2009 with Chrysalis Energy Partners, LLC, (“Chrysalis”) to provide professional services through February 28, 2010. The Company is to pay $10,000 per month for these services. As of October 31, 2009 we have incurred $90,361 in fees and expenses and have made payments of $79,000 to Chrysalis.

The Company has entered into a consulting agreement on May 14, 2009 with Byrne & Company Limited (“Byrne”) to provide consulting services as directed to develop a business plan and two fully functional financial models. The Company is to pay $10,000 per month for these services. The Company can terminate this agreement at any time with or without cause.  As of October 31, 2009 we have incurred $72,432 in fees and expenses and have made payments of $65,000 to Byrne.

The Company entered into a supply agreement on April 16, 2009 with Booshoot Gardens, LLC (“Booshoot”) to provide growing Phyllostachys edulis (“Moso”) to establish biomass forests in the Mississippi Delta region for used in the production of cellulosic ethanol. The total supply contract cost is $1,000,000, with 50% of the contract cost to be payable upon delivery after the date of arrival of goods.  As of October 31, 2009, the Company has made payments totaling $110,000 to Booshoot.  The contract stipulates that Booshoot will not be bound by any order placed by the Company until such order has been received and accepted by Booshoot in writing.  In addition, Booshoot will not be bound by any order until Booshoot has received 30% of the purchase price in progress payments.  The Company has not placed any orders with Booshoot.  The Company is attempting to re-negotiate the progress payment terms with Booshoot.  The Company has not accrued any additional amounts, as of October 31 2009, beyond the payments totaling $110,000.

The Company entered into a consulting agreement with Informa Economics, Inc. (“Informa”) to provide periodic consulting services to the Company.  At October 31, 2009, the Company had not incurred any expenses or made any payments to Informa.

In conjunction with the Liquafaction acquisition, the Company assumed certain leases and liabilities associated with the acquisition.  Liquafaction had two main leases associated with its business operations; a ground lease for the main ethanol facilities and an adjacent warehouse lease.

The Company assumed the main ethanol plant lease which Liquafaction had entered into in September 2006.  The original lease terms ran from June 1, 2006 to and including May, 31, 2009.  The initial lease called for monthly rent of $5,000 for the first twelve months, escalating to $10,000 per month thereafter.  At the acquisition date, Liquafaction was behind on its monthly plant rent payments. The Company entered into a new lease agreement for the ethanol plant which at the time included the late rental payments of $170,000 from the initial lease and continuing monthly rental payments of $10,000 per month.

On April 27, 2009, the Company entered into a licensing agreement with Bio-Process Innovation, Inc. (“BPI”) to license its patented and proprietary processes and associated yeast(s). The Company then amended this agreement on November 18, 2009, effective October 31, 2009.  The Company will have to pay a one time design/usage fee of $0.05 per gallon ethanol design capacity per year in two installments; 50% upon Project Commencement, as defined, and 50% upon the plant meeting production nameplate capacity over a period of two weeks operation. In addition BPI will charge a monthly royalty fee equal to 4% of the Net Pre-Tax Revenues, as defined, from the sale of all products and co-products produced in each of the Company’s refineries.

The Company will be granted the exclusive and non-transferable rights to the use of BPI technologies associated with the production of ethanol and co-products from cellulosic biomass materials within the United States for an exclusivity fee of $1,500,000 paid in installments of no less than $5,000 per month, with the total amount being paid in full in no more than 36 months from the date of the agreement.  Exclusive rights to BPI technologies may be maintained by the Company for an annual maintenance fee of $150,000 paid to BPI beginning 36 months from the date of the agreement.

The Company recorded the exclusivity agreement as a $1,500,000 asset with an offsetting short term deferred liability of $60,000 and long term deferred liability of $1,440,000 to amortize the exclusivity agreement over the life of the ten year agreement at October 31, 2009.

Per the amended agreement, the Company and BPI entered into a convertible note as of the date of the agreement for the total amount of $1,500,000 bearing interest of 8% per annum.  As the monthly payments or other payments are made, the note amount shall be reduced dollar for dollar.  The note shall be convertible into common shares of Evolution common stock at the election of the licensee such that any remaining balance owed as of month 30 may be converted into the shares at the market price that may be liquidated over the succeeding 6 months in equal proportional amounts each month.

The Company entered into an agreement to join the “North Carolina State University Wood to Ethanol Research Consortium” (“WERC”) in order to have access to WERC’s body of research surrounding new developments in ethanol production.  The Company paid $50,000 for membership in the WERC beginning June 1, 2009 through June 1, 2011.  The prepaid balance of this membership was $39,584 at October 31, 2009.

The Company retained the service of Gordon, Arata, McCollam, Duplantis & Eagan, LLP to provide outside legal services.  The Company paid a $20,000 retainer in advance and has been charged $8,803 through October 31, 2009, leaving a prepaid balance of $11,197.

The Company has entered into a consulting agreement on March 11, 2009 with Richard Phillips to provide technical expertise, guidance and business development assistance with regard to cellulosic ethanol production.  The Company paid Mr. Phillips a retainer of $10,000 and he had charged a total of $4,000 against the retainer, leaving a prepaid balance of $6,000 at October 31, 2009.

On October 14, 2009, the Company entered into a six-month agreement with Trilogy Capital Partners, Inc. (“Trilogy”) for the development and implementation of a financial communications program designed to increase the investor awareness of the Company in the investment community.  Trilogy will work with the Company to structure and implement a marketing program designed to create extensive financial market and investor awareness and to drive long-term shareholder support.  The program will utilize technology driven communications to attract additional long term investors and create additional opportunities in M&A and Business Development.  In conjunction with this agreement, on October 14, 2009, the Company entered into an agreement to issue Trilogy 427,000 shares of the Company’s common stock.

The Company rents warehouse space in Medera, CA from Olberti, LLC (“Olberti”) for $4,500 per month, which originated in December 2007 in conjunction with the Liquafaction acquisition to store a large burner/economizer that is needed for the operation of the ethanol plant in Moses Lake, WA.  The Company has no formal written lease agreement with Olberti.  As of October 31, 2009, the company owed $60,000 in rent to Olberti.

The Company leases a warehouse and water well/rights in Moses Lake, WA at the Liquafaction facility to store inventory held for sale and draw water for use in the plant.  The lease for the warehouse and water well/rights is $4,200 and $3,000 per month respectively.  The lease originated in May 2007.

NOTE 11 – STOCKHOLDERS’ EQUITY

Common Stock

On October 14, 2009, the Company entered into a six-month agreement with Trilogy Capital Partners, Inc. (“Trilogy”) for the development and implementation of a financial communications program designed to increase the investor awareness of the Company in the investment community.  Trilogy will work with the Company to structure and implement a marketing program designed to create extensive financial market and investor awareness and to drive long-term shareholder support.  The program will utilize technology driven communications to attract additional long term investors and create additional opportunities in M&A and Business Development.  In conjunction with this agreement, on October 14, 2009, the Company entered into an agreement to issue Trilogy 427,000 shares of the Company’s common stock.

October 30, 2009, Evolution Resources, Inc. (“Evolution”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Harborview Master Fund, L.P. (“Harborview”) pursuant to which Evolution sold, and Harborview purchased, 75,000 shares of Evolution’s common stock, par value $.001 (the “Shares”). In consideration of the Shares, Harborview agreed to the following: (i) to amend the conversion price of the Series A Convertible Preferred Stock issued by Evolution to a $4.00 per share fixed conversion price and (ii) to amend the exercise price of the Warrant to Purchase Shares of Common Stock issued to Harborview on July 31, 2009 (the “Original Warrant”) to a $7.00 per share exercise price subject to adjustment except that in certain circumstances the conversion price may not be reduced below $4.00 per share (collectively, the “Amendments”).

On October 30, 2009, the Company entered to an agreement with the Seller of Liquafaction to cancel the outstanding 1,150,000 warrants in exchange for 500,000 shares of the Company’s common stock.

Series A Convertible Preferred Stock

On May 27, 2009, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Harborview Master Fund, L.P. (“Harborview”). Pursuant to the Purchase Agreement, Harborview purchased an aggregate of 22,500 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”), for aggregate gross proceeds equal to $225,000. The purchase price will be paid as follows: (i) $120,000 was paid on the Merger Date, May 27, 2009 (ii) $55,000 will be paid upon the filing of a registration statement and (iii) $50,000 upon the effectiveness of the registration statement.

The Series A Preferred Stock shall not be entitled to receive any dividends, have a liquidation value of $100 per share and shall be entitled to vote together with the holders of the common stock of the Company, on an as converted basis.

The Series A Preferred Stock may be converted into common stock of the Company at the option of the holder by using a conversion price which shall be equal to the liquidation value of $100 divided by the lesser of (i) $1.00, as adjusted or (ii) 70% of the average  (a) if the common stock of the Company is then listed or quoted on a trading market, the daily volume weighted average price of the common stock for such date, for the five trading day period preceding the conversion date; (b) if the common stock of the Company is not listed or quoted on a trading market but are then reported in the “Pink Sheets”, the most recent bid price per share, for the five trading day period preceding the conversion date; or (c) in all other cases, the fair market value of a share of common stock as determined by an independent.

The Company followed the accounting treatment in ASC 825-10, “Financial Instruments”,” ASC 815-10, “Derivative and Hedging – and Related Disclosures”, and ASC 815-40, “Derivatives and Hedging – Contracts in Entities Own Equity”.  The Company recognized a derivative liability upon the issuance of $120,000 of the Series A Preferred Stock that values the compound derivatives based on a probability weighted discounted cash flow model. The significant assumptions used for the valuation model were: the underlying stock price was used as the fair value of the common stock even though it is thinly traded, projected volatility of 215%, based on the average of 7 comparable alternative energy companies, the Company would complete its registration requirements by October 31, 2009, the holder would automatically convert at a stock price of $1.50 if the Company was not in default, the holder would convert on a quarterly basis in amounts not to exceed 25% of the average trading volume, the average trading volume would increase at 5% per quarter, and the holder would redeem if the stock price fell to $0.10 or lower. As the value of the derivative liability was greater than the face value of the Series A Preferred Stock, only the par value was prescribed to the Series A Preferred Stock. On date of issuance the fair value of the Series A Preferred Stock derivative liability was $3,258,409.  At October 30, 2009, the fair value of the Series A Preferred Stock derivative liability was $3,403,273. The change in the fair value of the warrants for the period ending October 31, 2009, is included in the Consolidated Statement of Operations loss on derivatives totaling $4,151,660.

NOTE 12 – INCOME TAXES

In conjunction with the acquisition of Liquafaction on July 14, 2009 and respective gain of $10,346,857 at October 31, 2009, the Company recorded an income tax provision of $1,792,934 for the period ended October 31, 2009.

The Company will continue to investigate various ways to reduce future tax liabilities.

NOTE 13 – SUBSEQUENT EVENTS

Management performed an evaluation of the Company’s activity through November 27, 2009, the date these financials were issued to determine if they must be reported. The Management of the Company determined that there are certain reportable subsequent events to be disclosed as follows:

On November 18, 2009, the Company amended an earlier licensing agreement dated April 27, 2008 with Bio-Process Innovation, Inc. (“BPI”) to license its patented and proprietary processes and associated yeast(s). The Company then amended this agreement on November 18, 2009, effective October 31, 2009.  The Company will have to pay a one time design/usage fee of $0.05 per gallon ethanol design capacity per year in two installments; 50% upon Project Commencement, as defined, and 50% upon the plant meeting production nameplate capacity over a period of two weeks operation. In addition BPI will charge a monthly Royalty fee equal to 4% of the Net Pre-Tax Revenues, as defined, from the sale of all products and co-products produced in each of the Company’s refineries.

The Company will be granted the exclusive and non-transferable rights to the use of BPI technologies associated with the production of ethanol and co-products from cellulosic biomass materials within the United States for an exclusivity fee of $1,500,000 paid in installments of no less than $5,000 per month, with the total amount being paid in full in no more than 36 months from the date of the agreement.  Exclusive rights to BPI technologies may be maintained by the Company for an annual maintenance fee of $150,000 paid to BPI beginning 36 months from the date of the agreement.

The Company recorded the exclusivity agreement as a $1,500,000 asset with an offsetting short term deferred liability of $60,000 and long term deferred liability of $1,440,000 to amortize the exclusivity agreement over the life of the ten year agreement at October 31, 2009.

Per the amended agreement dated November 18, 2009, the Company and BPI entered into a convertible note as of the date of the agreement for the total amount of $1,500,000 bearing interest of 8% per annum.  As the monthly payments or other payments are made, the note amount shall be reduced dollar for dollar.  The note shall be convertible into common shares of Evolution common stock at the election of the licensee such that any remaining balance owed as of month 30 may be converted into the shares at the market price that may be liquidated over the succeeding 6 months in equal proportional amounts each month.

(To be placed in completed amended 10-K in correct section/position)

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This discussion should be reviewed in conjunction with our audited financial statements and accompanying notes included in this report for the year ended October 31, 2009.

Restatement

On [OPEN] we amended Evolution Resources, Inc’s Annual Report on Form 10-K for the period ended October 31, 2009 to amend and restate financial statements and other financial information for the period with respect to the accounting for certain derivative transactions and related income tax changes.  These transactions relate to the acquisition of Liquafaction Corporation, Inc on July 14, 2009 and the subsequent cancellation of stock warrants issued to the acquiree in exchange for common stock.

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The first error was in accounting for derivative transactions where stock warrants were canceled in exchange for issuance of common.  Initially we recorded the cancellation of warrants and issuance of stock as a “gain on cancellation of stock warrants”, however after receipt of a SEC staff comment letter and our own review of the appropriate accounting treatment surrounding this cancellation, we concluded that our initial accounting treatment was incorrect.  We have subsequently modified the accounting treatment surrounding the cancellation of stock warrants as an increase to APIC for the period ending October 31, 2009 in the amount of $1,403,273 in accordance with EITF 06-07 which outlines the treatment of a previously bifurcated conversion option when the conversion option no longer meets the bifurcation criteria.

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The second error resulted from an incorrect income tax provision calculation coupled with the change in accounting treatment for the cancellation of stock warrants in connection with the Liquafaction acquisition.  The income tax provision was originally calculated at $1,335,322, but in accordance with ASC 740-10, we calculated an income tax provision of $1,792,934, this amount is reflected in the Company’s consolidated balance sheets and statement of operations for the period ended October 31, 2009.

See Note 2 to the Consolidated Financial Statements for detailed information surrounding the restatement and effects on the Company’s financial information.